UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549



                              FORM 11-K



             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934


(Mark One):
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934
              For the fiscal year ended  December 31, 1998

                                  OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934
           For the transition period from _________ to _________

                      Commission file number 1-5471

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                   GLOBAL MARINE SAVINGS INCENTIVE PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            GLOBAL MARINE INC.
                         777 N. Eldridge Parkway
                       Houston, Texas  77079-4493

                  GLOBAL MARINE SAVINGS INCENTIVE PLAN

            FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                 WITH REPORT OF INDEPENDENT ACCOUNTANTS

                 As of December 31, 1998 and 1997, and
                  for the Year Ended December 31, 1998

                  GLOBAL MARINE SAVINGS INCENTIVE PLAN

            FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           TABLE OF CONTENTS


                                                                    Page

Report of Independent Accountants                                      2


Financial Statements:


  Statement of Net Assets Available For Benefits with
  Fund Information, as of December 31, 1998 and 1997                   3


  Statement of Changes In Net Assets Available For
  Benefits with Fund Information, for the Year Ended
  December 31, 1998                                                    4


  Notes to Financial Statements                                        5


Supplemental Schedules:

  Item 27a - Schedule of Assets Held For Investment
  Purposes as of December 31, 1998                                    11

  Item 27d - Schedule of Reportable Transactions for
  the Year Ended December 31, 1998                                    12



All other schedules are omitted because they are not applicable.

                     REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the Global Marine Savings Incentive Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Global Marine Savings Incentive Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules identified in the table of contents on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

June 18, 1999


                       GLOBAL MARINE SAVINGS INCENTIVE PLAN
        Statement of Net Assets Available For Benefits with Fund Information as of December 31, 1998 and 1997


                                                      Participant Directed
                       -----------------------------------------------------------------------------------
                       Retirement                                          U.S.
                         Money       Managed  Intermediate   Equity-     Equity                  Blue Chip
                         Market       Income      Bond       Income       Index      Magellan      Growth
                       ----------    -------  ------------   ------      ------      --------    ---------
December 31, 1998:
Assets:
  Investments, at
    fair value        $3,773,099   $2,509,979   $541,043   $7,239,868  $1,316,843  $12,573,437  $4,935,041
                      ----------   ----------   --------   ----------  ----------  -----------  ----------
Net Assets Available
  for Benefits        $3,773,099   $2,509,979   $541,043   $7,239,868  $1,316,843  $12,573,437  $4,935,041
                      ==========   ==========   =========  ==========  ==========  ===========  ==========


                                    Participant Directed
                      --------------------------------------------------
                         Asset     Low-Priced   Diversified      GMI        Participant
                        Manager       Stock      Internat'l     Stock          Loans        Total
                        -------    ----------   -----------     -----       -----------     -----
December 31, 1998:
Assets:
 Investments, at
  fair value          $  664,825   $1,080,918     $592,268   $ 4,327,940    $1,244,505   $40,799,766
                      ----------   ----------     --------   -----------    ----------   -----------

Net Assets Available
  for Benefits        $  664,825   $1,080,918     $592,268   $ 4,327,940    $1,244,505   $40,799,766
                      ==========   ==========     ========   ===========    ==========   ===========

                                                 Participant Directed
                     -------------------------------------------------------------------------------------
                     Retirement                                           U.S.
                       Money       Managed    Intermediate    Equity-    Equity                  Blue Chip
                       Market       Income        Bond        Income      Index     Magellan       Growth
                     ----------    --------   ------------    ------     ------     --------     ---------
December 31, 1997:
Assets:
 Investments, at
  fair value         $1,938,265   $2,067,304    $316,086    $6,592,195  $563,769  $ 8,490,566   $2,353,758
                     ----------   ----------    --------    ----------  --------  -----------   ----------
Net Assets Available
  for Benefits       $1,938,265   $2,067,304    $316,086    $6,592,195  $563,769  $ 8,490,566   $2,353,758
                     ==========   ==========    ========    ==========  ========  ===========   ==========


                                     Participant Directed
                      -------------------------------------------------
                         Asset    Low-Priced   Diversified      GMI       Participant
                        Manager      Stock      Internat'l     Stock         Loans       Total
                        -------   ----------   -----------     -----      -----------    -----
December 31, 1997:
Assets:
 Investments, at
  fair value          $1,044,983   $ 958,354    $298,481    $11,197,492   $1,071,970   $36,983,223
                      ----------   ---------    --------    -----------   ----------   -----------

Net Assets Available
  for Benefits        $1,044,983   $ 958,354    $298,481    $11,197,492   $1,071,970   $36,893,223
                      ==========   =========    ========    ===========  ==========    ===========



                                         The accompanying notes are an
                                   integral part of the financial statements.

                                     	GLOBAL MARINE SAVINGS INCENTIVE PLAN
                  	Statement of Changes In Net Assets Available For Benefits with Fund Information
                                     	for the Year Ended December 31, 1998

                                                            Participant Directed
                            ----------------------------------------------------------------------------------------
                            Retirement                                               U.S.
                              Money       Managed     Intermediate     Equity-      Equity                 Blue Chip
                              Market       Income         Bond         Income        Index     Magellan      Growth
                            ----------    -------     ------------     ------       ------     --------    ---------
Additions:
 Employer contributions     $  233,936   $  129,503     $   43,793   $  370,907  $   82,474   $  570,161   $  284,768
 Participant contributions     453,672      312,870         86,885      821,495     189,379    1,190,819      663,799
 Transfers in                2,093,706      679,308        182,659      454,080     425,022      980,498    1,553,419
 Interest income               141,062      132,502         26,348            -           -            -            -
 Dividend income                     -            -              -      409,322      16,128      562,941      184,580
 Net appreciation                   97        4,027          3,707      396,419     196,771    2,495,543      843,184
                            ----------   ----------     ----------   ----------  ----------   ----------   ----------

Total additions              2,922,473    1,258,210        343,392    2,452,223     909,774    5,799,962    3,529,750

Deductions:
 Benefit payments              309,558      133,093          8,802      342,741       8,804      736,764      325,562
 Administrative fees             3,524        2,010            220        3,015           -        2,181          298
 Transfers out                 774,557      680,432        109,413    1,458,794     147,896      978,146      622,607
 Net depreciation                    -            -              -            -           -            -            -
                            ----------   ----------      ---------   ----------   ---------   -----------  ----------

Total deductions             1,087,639      815,535        118,435    1,804,550     156,700    1,717,091      948,467
                            ----------   ----------      ---------   ----------   ---------   -----------  ----------

Net additions (deductions)   1,834,834      442,675        224,957      647,673     753,074    4,082,871    2,581,283

Net assets available,
    beginning of year        1,938,265    2,067,304        316,086    6,592,195     563,769    8,490,566    2,353,758
                            ----------   ----------      ---------   ----------   ---------   ----------   ----------
Net assets available,
   end of year              $3,773,099   $2,509,979      $ 541,043   $7,239,868  $1,316,843  $12,573,437   $4,935,041
                            ==========   ==========      =========   ==========  ==========  ===========   ==========

                                            Participant Directed
                           ---------------------------------------------------
                              Asset     Low-Priced   Diversified        GMI     Participant
                             Manager       Stock      Internat'l       Stock       Loans         Total
                             -------    ----------   -----------       -----    -----------      -----
Additions:
 Employer contributions    $   56,586   $   75,533    $  49,918    $   464,888            -   $ 2,362,467
 Participant contributions    116,677      250,777      119,614      1,019,475            -     5,225,462
 Transfers in                 172,630      304,384      242,383      1,839,308   $  748,041     9,675,438
 Interest income                    -            -            -              -       85,434       385,346
 Dividend income              126,353       89,686       21,798          3,400            -     1,414,208
 Net appreciation              27,340            -       23,175              -            -     3,990,263
                           ----------   ----------    ---------    -----------   ----------   -----------

Total additions               499,586      720,380      456,888      3,327,071      833,475    23,053,184


Deductions:
 Benefit payments              13,647      181,253        3,584        636,360      119,675     2,819,843
 Administrative fees              226          550            -            346            -        12,370
 Transfers out                865,871      348,372      159,517      2,988,568      541,265     9,675,438
 Net depreciation                   -       67,641            -      6,571,349            -     6,638,990
                           ----------   ----------    ---------    -----------   ----------   -----------

Total deductions              879,744      597,816      163,101     10,196,623      660,940    19,146,641
                           ----------   ----------    ---------    -----------   ----------   -----------

Net additions (deductions)   (380,158)     122,564      293,787     (6,869,552)     172,535     3,906,543
Net assets available,
 beginning of year          1,044,983      958,354      298,481     11,197,492    1,071,970    36,893,223
                           ----------   ----------    ---------    -----------   ----------   -----------

Net assets available,
 end of year               $  664,825   $1,080,918    $ 592,268    $ 4,327,940   $1,244,505   $40,799,766
                           ==========   ==========    =========    ===========   ==========   ===========


                                            The accompanying notes are an
                                      integral part of the financial statements.

                     GLOBAL MARINE SAVINGS INCENTIVE PLAN
                         Notes to Financial Statements
                               December 31, 1998


1.  Description of the Plan

The following brief description of the Global Marine Savings Incentive Plan (the "Plan") is provided for general informational purposes only. For more complete information, participants should refer to the "Savings Incentive Plan" section of the Global Marine Employee Handbook, to the "Information for Participants" document and other documents constituting a prospectus under the Securities Act of 1933, and to the Plan document.

General

The Plan is a defined contribution plan covering all employees of the Plan sponsor, Global Marine Corporate Services Inc. ("GMCSI"), and of each Participating Employer, as defined in the Plan, who are U.S. citizens or resident aliens. Prior to March 1, 1998, employees were required to have at least one year of service, have completed at least 1,000 hours of service during that year, and be twenty-one years of age or older to be eligible to participate. Effective March 1, 1998, the minimum service and age requirements were removed from the Plan. The Plan is subject to certain provisions of the Internal Revenue Code of 1986 and the provisions of the Employee Retirement Income Security Act of 1974.

Contributions

Each participant may elect to defer in any whole percent a portion of his or her compensation for each pay period, from a minimum of one percent to a maximum of six percent, as a pretax basic contribution. Each participant may also elect to defer in any whole percent an additional one to nine percent of his or her compensation for each pay period as a pretax excess contribution, provided, however, that the combined total of the pretax basic contribution and the pretax excess contribution cannot exceed fifteen percent of compensation. Prior to July 1, 1998, the employer matched pretax basic contributions in an amount equal to 100 percent of the first one percent of compensation contributed, 50 percent of the second one percent of compensation contributed, and 25 percent of each of the next four percentage points of compensation contributed. Effective July 1, 1998, the employer began matching dollar for dollar each participant's pretax basic contribution. The employer does not make matching contributions on pretax excess contributions. Each participant's annual contribution shall not exceed the maximum amount allowed for deferral for U.S. federal income tax purposes, which, for 1998, was $10,000. The amount of a participant's annual compensation which may be taken into account for purposes of determining the amount of the employer match or for any other purpose under the Plan shall not exceed an amount prescribed annually by the Internal Revenue Service ("IRS"). The prescribed amount was $160,000 for 1998. Each participant's employee and employer accounts are fully vested and nonforfeitable at all times, except as noted below.

The amount that can be deferred by any participant who is designated as a highly compensated employee ("HCE") under IRS guidelines may be limited to an amount which is less than the maximum annual deferral amount prescribed by the IRS. Whether or not such limitations are imposed in a given year will depend on whether the Plan passes certain tests with respect to the deferral rates of HCEs in comparison with non-HCEs. Failure to pass these tests may result in the refunding of a portion of each HCE's employee contribution for the year and the inclusion of such amount in his or her taxable income for the year. Any matching employer contribution on such refunded amount will (i) be forfeited by the participant and applied to reduce the employer's matching contribution for the following year, (ii) if so determined by the Compensation Committee of the Board of Directors of Global Marine Inc. ("GMI") and ratified by GMCSI's Board of Directors, be distributed to the participants to whose accounts such excess contributions were originally allocated and included in the participants' taxable earnings for the year, or (iii) be otherwise allocated in a nondiscriminatory manner.

There were no excess participant contributions attributable to HCEs in either 1998 or 1997 required to be refunded to participants.

Account Valuation and Payment of Benefits

Participant account balances are valued as of the close of each business day. Participants are eligible for a distribution following termination of service, financial hardship, as defined by the Plan, or attainment of age 59-1/2. Participants or beneficiaries will receive their benefits in a single lump-sum distribution. Hardship withdrawals are limited to participant contributions and earnings thereon as of December 31, 1988, plus participant contributions and rollovers made thereafter.

Investment Options

Participants may elect to have their employee and employer contributions invested in one or more of the investment options listed below. Each of the Fidelity funds listed below, with the exception of the Managed Income Portfolio, is an open-end, diversified management investment company managed by Fidelity Management & Research Company ("FMRC"). The Managed Income Portfolio is a commingled pool of investments managed by Fidelity Management Trust Company ("FMTC"). The number of participants in each investment option as of December 31, 1998 is noted parenthetically.

    FIDELITY RETIREMENT MONEY MARKET PORTFOLIO - (380) A money market fund managed with the objective of seeking as high a level of income as is consistent with the preservation of capital and liquidity. The fund invests in U.S. dollar-denominated money-market instruments of U.S. and foreign issuers, short-term corporate obligations, U.S. government obligations and certificates of deposit.

    FIDELITY MANAGED INCOME PORTFOLIO - (285) A commingled pool of short-term and long-term investment contracts issued by insurance companies, banks or other approved financial institutions managed with the objective of preservation of capital and a competitive level of income over time. The average portfolio maturity generally ranges from two to three years.

    FIDELITY INTERMEDIATE BOND FUND - (133) A fixed-income security fund managed with the objective of seeking a high level of current income by investing in investment-grade corporate debt obligations, obligations issued or guaranteed by the U.S. government or any of its agencies and obligations of U.S. banks, including certificates of deposit and bankers' acceptances. The average portfolio maturity ranges from three to ten years. The values of the securities in this fund will vary with interest rates, and the yield will fluctuate with market conditions.

    SPARTAN U.S. EQUITY INDEX PORTFOLIO - (160) A growth and income fund which seeks to duplicate the composition and total return of the Standard and Poor's 500 Stock Index (the "S&P 500"). The S&P 500 is a widely recognized unmanaged index of 500 common stocks chosen for market value, liquidity and industry group representation. The index is market-value weighted with each stock's weight proportionate to its market value (stock price times the number of shares outstanding) in relation to the market value of all stocks in the index.

    FIDELITY EQUITY-INCOME FUND - (587) An income-oriented stock fund managed with the objective of achieving yields exceeding the composite yield on securities comprising the S&P 500 Stock Index with the potential for capital growth. Investments consist primarily of common and preferred stocks and debt obligations convertible into common stocks.

    FIDELITY MAGELLAN FUND - (747) An aggressive stock fund managed with the objective of seeking long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks of both well-known and lesser-known domestic, foreign and multinational companies.

    FIDELITY BLUE CHIP GROWTH FUND - (529) A common stock fund managed with the objective of seeking growth of capital over the long term by investing in a diversified portfolio of common stocks of well-known and established companies. Most of the fund investments are in companies included in the S&P 500 Stock Index or in the Dow Jones Industrial Average.

    FIDELITY ASSET MANAGER FUND - (132) A fund managed with the objective of seeking a high total return with reduced risk over the long term.
    The fund invests in a mix of domestic and foreign equities, bonds and short-term debt instruments. The mix is gradually adjusted to respond to changing market conditions. The fund's managers define a neutral mix as 10% of assets in short-term debt instruments, 40% in intermediate to long-term bonds, and 50% in equity securities. The actual range for each category is zero to 50% in short-term debt instruments, 20% to 60% in intermediate-to long-term bonds, and 30% to 70% in equities.

    FIDELITY LOW-PRICED STOCK FUND - (177) An aggressive growth fund that invests in stocks that the fund's manager considers to be low-priced at the time of purchase ($35 per share, or less).

    FIDELITY DIVERSIFIED INTERNATIONAL FUND - (145) A fund investing primarily in foreign equity securities seeking to achieve capital growth greater than the Morgan Stanley Capital International Europe, Australasia, Far East ("EAFE") Index. The EAFE is an unmanaged index of common stocks of over 1,000 foreign companies.

    GLOBAL MARINE INC. STOCK FUND - (622) An unmanaged fund composed solely of common stock of GMI.

Participant Loans

Under the Plan's loan feature, participants may borrow from their accounts by transferring from their fund balances a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their fund balances, excluding amounts invested in the GMI Stock Fund. Participants may initiate one home loan and one general-purpose loan per calendar year but may have only one of each type of loan outstanding at any time. Loan terms range from six months to five years for general-purpose loans and from five to fifteen years for home loans. The loans are collateralized by the balances in the participants' accounts and bear interest at rates determined from time to time by the Plan's administrative committee. Interest rates on loans outstanding as of December 31, 1998, ranged from 7-3/4% to 8-3/4%. Principal and interest are paid through monthly payroll deductions. Loan fees are deducted from participant accounts.

2.  Summary of Significant Accounting Policies

The financial statements of the Plan were prepared in accordance with generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires managementto make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of asset additions and deductions during the reporting period. Actual results could differ from those estimates.

The Plan's investments are stated at fair value. Shares in the funds managed by FMRC and FMTC were valued based on their quoted closing net asset values per share. The shares of GMI common stock were valued at the quoted closing market price per share. Participant loans were valued at cost, which approximated fair value. Purchases and sales of shares were recorded on a trade-date basis.

The net appreciation or depreciation presented in the statement of changes in net assets available for benefits consists of the realized gains or losses on shares redeemed or sold during the year and the net change in unrealized appreciation or depreciation on shares held at year end.

Custodial and record-keeping fees charged by FMTC, the Plan's trustee, were paid by GMCSI and were not charged to the Plan. Participant loan initiation and maintenance fees were paid by the applicable participant. No charge was made to the Plan for GMCSI's applicable administrative costs.

3.  Amendments

The second amendment to the Plan, as amended and restated effective October 1, 1995, was adopted February 25, 1998. Among other things, the second amendment removed the minimum service and age requirements as conditions for participation in the Plan effective March 1, 1998.

The third amendment to the Plan was adopted June 19, 1998. This amendment increased the amount of the employer match to 100 percent of each participant's first six percent of compensation contributed to the Plan, effective July 1, 1998. As a result of the increase in the employer match, the deferral rates among HCEs will no longer be limited under the nondiscrimination testing requirements effective January 1, 1999.

4.  Related Party Transactions

One of the Plan's fund managers, FMTC, is also the trustee as defined by the Plan. The Plan's other fund manager, FMRC, is an affiliate of FMTC. Purchases and sales of shares of funds managed by FMTC and FMRC are considered exempt party-in-interest transactions by the U.S. Department of Labor.

5.  Tax Status

The Plan is designed to constitute a qualified plan under section 401(a) of the Internal Revenue Code ("IRC") and is not subject to federal income taxes. The latest determination letter for the Plan issued by the IRS is dated
March 23, 1994. In the letter, the IRS stated that the Plan was in compliance with the applicable requirements of the IRC. Although the Plan has been further amended, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                             SUPPLEMENTAL SCHEDULES

                            GLOBAL MARINE SAVINGS INCENTIVE PLAN
               Item 27a - Schedule of Assets Held For Investment Purposes
                                   as of December 31, 1998

                                                             Number
                                                               of                     Current
  Identity of Issue                 Description              Shares      Cost(1)       Value
  -----------------                 -----------              ------      ------       -------
Fidelity Retirement Money
  Market Portfolio                Money market fund        3,773,099   $ 3,773,099  $ 3,773,099

Fidelity Managed Income           Commingled pool of
  Portfolio                       investment contracts,
                                  issued by banks and
                                  insurance companies      2,509,979     2,509,979    2,509,979

Fidelity Intermediate
  Bond Fund                       Bond fund                   52,682       536,098      541,043

Fidelity Equity-Income Fund       Stock and bond fund        130,331     5,352,617    7,239,868

Spartan U.S. Equity Index
  Portfolio                       Common stock fund           29,955     1,066,881    1,316,843

Fidelity Magellan Fund            Common stock fund          104,068     8,400,867   12,573,437

Fidelity Blue Chip Growth Fund    Common stock fund           97,937     3,837,639    4,935,041

Fidelity Asset Manager Fund       Stock, bond, and short-
                                  term instrument fund        38,230       679,012      664,825

Fidelity Low-Priced Stock Fund    Common stock fund           47,305     1,084,697    1,080,918

Fidelity Diversified
  International Fund              Foreign stock fund          33,424       559,787      592,268

GMI Stock Fund                    Shares of GMI common
                                  stock                      480,882     6,041,165    4,327,940

Participant Loans                 Loans to participants,
                                  at annual rates of
                                  interest ranging from
                                  7-3/4% to 8-3/4%                 -             -    1,244,505
                                                                       -----------  -----------

                                                                       $33,841,841  $40,799,766
                                                                       ===========  ===========

______________
(1)  Cost was determined based on historical cost.



                                       GLOBAL MARINE SAVINGS INCENTIVE PLAN
                                  Item 27d - Schedule of Reportable Transactions
                                       for the Year Ended December 31, 1998

                                                            Purchase    Selling      Cost of      Current       Net Gain
Identity of Party             Description of Asset            Price      Price        Asset       Value(1)    or (Loss)(2)
-----------------             --------------------          --------    -------      -------      -------     -----------
Series of Transactions:

FMRC                      Purchases of Retirement Money
                           Market Portfolio, at various
                           times during the year          $2,922,473          N/A          N/A   $2,922,473          N/A

FMRC                      Sales of Retirement Money
                           Market Portfolio, at various
                           times during the year                 N/A   $1,087,638   $1,087,638   $1,087,638            -

FMRC                      Purchases of Equity-Income
                           Fund, at various times
                           during the year                $2,055,803          N/A          N/A   $2,055,803          N/A

FMRC                      Sales of Equity-Income Fund,
                           at various times during the
                           year                                  N/A   $1,804,550   $1,349,751   $1,804,550     $454,799

FMRC                      Purchases of Magellan Fund,
                           at various times during
                           the year                       $3,304,419          N/A          N/A   $3,304,419          N/A

FMRC                      Sale of Magellan Fund,
                           at various times during
                           the year                              N/A   $1,717,091   $1,291,674   $1,717,091     $425,417

FMTC                      Purchases of Managed Income
                           Portfolio, at various times
                           during the year                $1,258,209          N/A          N/A   $1,258,209          N/A

FMTC                      Sales of Managed Income
                           Portfolio, at various times
                           during the year                       N/A     $815,535     $815,535     $815,535            -

FMRC                      Purchases of Blue Chip Growth
                           Fund, at various times during
                           the year                       $2,686,565          N/A          N/A   $2,686,565          N/A

FMRC                      Sales of Blue Chip Growth
                           Fund, at various times
                           during the year                       N/A     $948,466     $813,026     $948,466     $135,440

FMTC                      Purchases of GMI common
                           stock, at various times
                           during the year                $3,327,071          N/A          N/A   $3,327,071          N/A

FMTC                      Sales of GMI common stock,
                           at various times during
                           the year                              N/A   $3,625,273   $2,766,435   $3,625,273     $858,838

Normal expenses associated with asset purchases are included in the asset cost and are not disclosed separately. All other required information which is not presented here has been omitted for the reason that such information is not applicable, or can be obtained from information found elsewhere in the financial statements.

________________
(1)  On transaction date.
(2)  Gain or loss on sale transactions was computed using the average-cost method.


                                    	SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       GLOBAL MARINE SAVINGS INCENTIVE PLAN


Date:  June 23, 1999                   By:  /s/  W. Matt Ralls
                                            -------------------------------
                                            Chairman of the Administrative
                                            Committee	of the Global Marine
                                            Savings Incentive Plan